Exhibit 99.2

Nano Dimension Adopts a Limited Duration Shareholder Rights Plan

Waltham, Mass, Jan. 30, 2023 (GLOBE NEWSWIRE) --  Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced that its Board of Directors (“Board”) has unanimously adopted a limited duration shareholder rights plan (the "Rights Plan").

The adoption of the Rights Plan is intended to protect the long-term interests of Nano Dimension and all Nano Dimension’s shareholders and enable them to realize the full potential value of their investment in the Company. The Rights Plan is designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over Nano Dimension.

The Rights Plan is not intended to prevent or interfere with any action with respect to Nano Dimension that the Board determines to be in the best interests of the Company. Instead, it will position the Board to fulfill its fiduciary duties on behalf of the Company by ensuring that the Board has sufficient time to make informed judgments about any attempts to control or significantly influence Nano Dimension. The Rights Plan will encourage anyone seeking to gain a significant interest in Nano Dimension to negotiate directly with the Board prior to attempting to control or significantly influence the Company.

The Rights Plan is similar to those adopted by other publicly traded companies. Pursuant to the Rights Plan, Nano Dimension will issue one special purchase right for every one ADS outstanding at the close of business on February 6, 2023. Each right will allow its holder to purchase from Nano Dimension one-half of one (0.5) ADS, at a purchase price of $0.01 per ADS, once the rights become exercisable. The rights would become exercisable only if an entity, person or group acquires beneficial ownership of 10% or more of Nano Dimension’s outstanding ordinary shares in a transaction not approved by the Company’s Board. The Rights will expire on January 27, 2024.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly & economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

NANO DIMENSION INVESTOR RELATIONS CONTACT

ir@nano-di.com